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                                                                      Exhibit 12

                           INTERNATIONAL PAPER COMPANY
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS
                          (Dollar amounts in millions)
                                   (Unaudited)


                                                                                                          Nine Months Ended
                                                      For the Years Ended December 31,                      September 30,
                                      --------------------------------------------------------------    --------------------
                                        1998          1999          2000          2001        2002        2002        2003
                                      --------      --------      --------     ---------    --------    --------    --------
                   TITLE
A) Earnings (loss) before income
        taxes, minority interest,
        and accounting changes        $  429.0      $  448.0      $  723.0     $(1,265.0)   $  371.0    $  643.0    $  305.0

B) Minority interest expense,
        net of taxes                     (87.0)       (163.0)       (238.0)       (147.0)     (130.0)     (100.0)      (99.0)

C) Fixed charges excluding
        capitalized interest             866.7         820.9       1,151.5       1,256.0     1,095.3       820.4       779.3

D) Amortization of previously
        capitalized interest              38.8          17.0          23.5          31.8        43.3        33.6        31.1

E) Equity in undistributed
        earnings of affiliates            23.7         (41.6)          5.6          13.5        21.5         9.3         2.4
                                      --------      --------      --------     ---------    --------    --------    --------

F) Earnings (loss) before income
        taxes, extraordinary items,
        accounting changes
        and fixed charges             $1,271.2      $1,081.3      $1,665.6       $(110.7)   $1,401.1    $1,406.3    $1,018.8
                                      ========      ========      ========     =========    ========    ========    ========

   Fixed Charges

G) Interest and amortization of
        debt expense                  $  716.9      $  611.5      $  938.1     $ 1,050.3    $  891.3    $  670.9    $  659.8

H) Interest factor attributable
        to rentals                        80.7          76.3          72.8          76.7        89.0        63.1        62.9

I) Preferred dividends of
        subsidiaries                      69.1         133.1         140.6         129.0       115.0        86.4        56.6

J) Capitalized interest                   53.4          29.3          25.2          13.2        12.3         6.0         5.1
                                      --------      --------      --------     ---------    --------    --------    --------

K) Total fixed charges                $  920.1      $  850.2      $1,176.7     $ 1,269.2    $1,107.6    $  826.4    $  784.4
                                      ========      ========      ========     =========    ========    ========    ========

L) Ratio of earnings to fixed
        charges                           1.38          1.27          1.42                      1.26        1.70        1.30
                                      ========      ========      ========                  ========    ========    ========

M) Deficiency in earnings
        necessary to cover
        fixed charges                                                          $(1,379.9)
                                                                               =========

Note: Dividends on International Paper's preferred stock are insignificant. As a result, for all periods presented, the ratios of earnings to fixed charges and preferred stock dividends are the same as the ratios of earnings to fixed charges.